UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

The Board of Directors of BBVA, in its meeting of today, May 4, 2015, appointed the independent director Mr. José Miguel Andrés Torrecillas as member and chairman of the Audit and Compliance Committee of the Board, in substitution of Mr. José Luis Palao García-Suelto, as the latter had already served for the legal period of four years. The board also appointed the independent director Mrs. Lourdes Maíz Carro as member of the Audit and Compliance Committee.

The Board also agreed on the appointment of Mr. Ramón Bustamante y de la Mora as member of the Remuneration Committee, in substitution of Mr. José Maldonado Ramos

Finally, the Board agreed to appoint the independent director Mr. José Miguel Andrés Torrecillas as member of the Risk Committee.

Consequently, the Audit and Compliance Committee, the Remuneration Committee and the Risk Committee of the Board will be composed as follows:

Audit and Compliance Committee:

Chairman:

D. José Miguel Andrés Torrecillas

Members:

D. Tomás Alfaro Drake

Dª. Belén Garijo López

D. Carlos Loring Martínez de Irujo

Dª. Lourdes Máiz Carro

Remuneration Committee:

Chairman:

D. Carlos Loring Martínez de Irujo

Members:

D. Tomás Alfaro Drake

D. Ramón Bustamante y de la Mora

D. Ignacio Ferrero Jordi

D. Juan Pi Llorens

Risk Committee:

Chairman:

D. José Antonio Fernández Rivero

Members:

D. José Miguel Andrés Torrecillas

D. Ramón Bustamante y de la Mora

D. José Luis Palao García Suelto

D. Juan Pi Llorens

Dª Susana Rodríguez Vidarte

Madrid, May 4, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 4, 2015	By:	/s/ Domingo Armengol
	Name:	Domingo Armengol
	Title:	Authorized representative